UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of <u>May, 2007</u>.

Commission File Number <u>000-51180</u>

<u>Poly-Pacific International Inc.</u>
(Translation of registrant's name into English)

<u>4287B Dawson Street, Burnaby, BC V5C 4B3 Canada</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ____   No <u>X</u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

			Poly-Pacific International Inc.
			(Registrant)

Date	May 31, 2007	By	/s/ *Randy Hayward*
			(Signature)*

Randy Hayward,
President
Acting Chief Executive Officer
Acting Chief Financial Officer
(Name and Title)

*Print the name and title under the signature of the signing officer

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit List

Exhibit Number	Description
99.1	News Release dated May 10, 2007
99.2	Notice of Meeting and Record Date
99.3	Interim Consolidated Financial Statements For the Three Months Ended March 31, 2007 and 2006
99.4	Management Discussion and Analysis for the First Quarter Ended March 31, 2007
99.5	Certification of Interim Filings – CEO and CFO

POLY-PACIFIC INTERNATIONAL INC.

For Immediate Release

May 10, 2007

Edmonton, Canada - Poly-Pacific International Inc. ("Poly-Pacific")(TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") announces that, subject to regulatory approval, it intends to complete a non-brokered offering of 3,000,000 units ("Units") at a price of $0.10 per Unit for gross proceeds of $300,000 by way of a private placement (the "Private Placement"). Each Unit is comprised of one (1) common share ("Common Share") and one (1) Common Share purchase warrant. Each warrant entitles the holder to purchase one (1) additional Common Share at a price of $0.40 per Common Share for a period of two (2) years following the date of closing.

Poly-Pacific intends to use the proceeds from the Private Placement for general working capital purposes.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward
Telephone: (250) 755-7725
Facsimile: (250) 755-7711

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



OLYMPIA
Trust Company
CORPORATE & SHAREHOLDER SERVICES

May 24, 2007

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Government of Yukon, Registrar of Securities
Government of the Northwest Territories, Registrar of Securities
Government of Nunavut, Registrar of Securities
TSX Venture Exchange

Dear Sirs:

Subject: Poly-Pacific International Inc. (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual meeting of shareholders:

Meeting Date:	July 6, 2007
Record Date for Notice:	June 6, 2007
Record Date for Voting:	June 6, 2007
Beneficial Ownership Determination Date:	June 6, 2007
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
ISIN Number:	CA7319111034
Meeting Location:	Edmonton, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Lindsay Kelly"

Lindsay Kelly
Corporate Administrator
Corporate & Shareholder Services
Direct Dial: (403) 261-8466

cc: CDS & Co.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)

Interim Consolidated Financial Statements
For the Three Months Ended
March 31, 2007 and 2006

NOTICE OF READER

**NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS**

Under National Instrument 51-102, "Continuous Disclosure Obligations", Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying interim consolidated financial statements of Poly-Pacific International Inc. consisting of the interim consolidated balance sheet as at March 31, 2007 and the interim consolidated statements of operations and changes in shareholders' equity for the three month period ended March 31, 2007 are the responsibility of the Company's management.

The interim consolidated financial statements have been prepared by management and the Company's independent auditors, Collins Barrow Edmonton LLP, have not performed a review of these interim consolidated financial statements.

"Signed"
"Randy Hayward"

Randy Hayward
President, and
Acting Chief Executive Officer
Acting Chief Financial Officer

May 30, 2007

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Balance Sheet
March 31, 2007

	March 31, 2007	December 31, 2006
ASSETS		
Current Assets		
Cash	$ 53,509	$ ---
Accounts receivable	154,197	108,763
Other receivable	48,400	13,746
Inventories	188,226	276,639
Current assets of discontinued operations (Note 8)	10,737	10,338
	455,069	409,486
Deposit	29,128	29,400
Property and equipment (Note 3)	845,166	874,951
	$ 1,329,363	$ 1,313,837
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	$ ---	$ 2,144
Accounts payable and accrued liabilities	644,027	792,001
Bank loan (Note 4)	577,300	584,941
Current portion of long-term debt (Note 5)	138,851	154,281
Debentures payable	102,000	102,000
Current liabilities of discontinued operations (Note 8)	128,236	129,822
	1,590,414	1,765,189
Non-controlling interest of variable interest entity	305,589	280,589
	1,896,003	2,045,778
Going concern (Note 1)		
Subsequent Events (Notes 10)		
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	3,060,569	2,467,602
Authorized:		
Unlimited common and preferred shares		
Common shares issued and outstanding:		
March 31, 2007 - 38,162,439		
December 31, 2006 - 25,237,740		
Additional paid in capital	1,171,781	778,796
Accumulated deficit	(4,852,185)	(4,031,534)
Accumulated other comprehensive income	53,195	53,195
	(566,640)	(731,941)
	$ 1,329,363	$ 1,313,837

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board

Signed: Signed:
"Edward Chambers"   "Randy Hayward"
Director   Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Operations
For the Three Months Ended March 31, 2007 and 2006

	January 1 to March 31, 2007	January 1 to March 31, 2006
Sales	$ **246,380**	$ 508,742
Direct costs	**158,252**	252,443
Gross profit	**88,128**	256,299
Expenses		
General and administrative	**257,879**	136,167
Stock based compensation	**392,985**	---
Occupancy costs	**84,921**	40,617
Professional fees	**54,696**	33,905
Amortization of property, plant and equipment	**29,785**	37,406
Selling and marketing	**29,992**	24,861
Foreign currency exchange loss (gain)	**21,945**	(32,689)
Management fees	**---**	16,600
Regulatory costs	**3,011**	5,411
	875,214	262,278
Operating loss from continuing operations	**(787,086)**	(5,979)
Interest income	**---**	(48)
Interest expense	**16,850**	16,620
Operating Loss from continuing operations before income taxes	**(803,936)**	(22,551)
Income taxes – current	**---**	---
Loss from continuing operations	**(803,936)**	(22,551)
Loss from discontinued operations	**(16,715)**	(52,679)
Net loss for the year	$ **(820,651)**	$ (75,230)
Loss per share from continuing operations (Note 7)	$ **(0.025)**	$ (0.001)
Loss per share from discontinued operations (Note 7)	$ **(0.001)**	$ (0.003)
Net Loss per share (Note 7)	$ **(0.026)**	$ (0.004)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Shareholders' Equity
For the Three Months Ended March 31, 2007

| | Share Capital | | | | Additional Paid in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income | Comprehensive Loss | Shareholders' Equity (Deficit) |
	Number of Shares	Amount	Number of Warrants	Amount					
Balance at December 31, 2006	25,237,740	$ 2,293,422	5,595,284	$ 174,180	$ 778,796	$ (4,031,534)	$ 53,195	$ -	$ (731,941)
Issuance of common shares	6,000,000	157,914	6,000,000	133,977	-	-	-	-	291,891
Exercise of Warrants and Stock options	3,752,491	301,076	(2,072,991)	-					301,076
Stock-based Compensation		-	-	-	392,985	-	-	-	392,985
Loss for the period		-	-	-	-	(820,651)	-	-	(820,651)
Comprehensive loss	-	-	-	-	-	-	-	(820,651)	-
Balance at March 31, 2007	34,990,231	2,752,412	9,522,293	308,157	1,171,781	(4,852,185)	53,195	-	(566,640)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Cash Flows
For the Three Months Ended March 31, 2007

	January 1 to March 31, 2007	January 1 to March 31, 2006
Cash Provided by (Used in):		
Operating Activities		
Net loss from continuing operations	$ (803,936)	$ (22,551)
Items not requiring cash:		
Amortization of property, plant and equipment	29,785	37,406
Stock based compensation	392,985	---
Net change in non-cash working capital	(139,377)	(148,933)
Funds used in continuing operations	(520,543)	(134,078)
Funds used in discontinued operations (Note 8)	(18,700)	(61,285)
Cash used in operating activities	(539,243)	(195,363)
Financing Activities		
Bank overdraft (repayment) advances	(2,144)	76,733
Repayment of long-term debt	(15,430)	(7,846)
Bank loan (repayment) advances	(7,641)	65,130
Non-controlling interest	25,000	---
Issuance of share capital, net of share issue costs	592,967	---
Funds provided by (used in) discontinued operations (Note 8)	---	---
Cash provided by financing activities	592,752	134,017
Investing Activities		
Funds provided by (used in) continuing operations	---	---
Funds provided by (used in) discontinued Operations (Note 8)	---	---
	---	---
Increase (decrease) in cash	53,509	(61,346)
Cash, beginning of period	---	61,346
Cash, end of period	$ 53,509	$ ---

Supplemental cash flow information (Note 6)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

(Expressed in Canadian Dollars)

1. **Nature of Business**

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic material.

Going Concern

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $1,970,479 for the year ended December 31, 2006, and $820,651 for the three months period ending March 31, 2007, with a total accumulated deficit of $4,852,185. There is substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a "going concern" is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity. Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations. The outcome of this matter cannot be determined at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2. **Basis of Presentation**

These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principals for interim consolidated financial statements and do not include all of the disclosures found in the Company's annual financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2006. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company's year end audited consolidated financial statements of December 31, 2006.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. ("Everwood"), Poly-Pacific Technologies Inc. ("PPT"), and PolyRan Reclamation Inc ("Poly-Ran") a variable interest entity in which the Company is the primary beneficiary. As discussed in Note 8, at December 31, 2006, Everwood was classified as a discontinued operation. All inter-company transactions have been eliminated on consolidation.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2007

3.   **Property, Plant and Equipment**

| | | March 31, 2007 | | | December 31, 2005 |
	Cost	**Accumulated Amortization**	**Net**		Net
Automotive	$ 29,508	$ 18,586	$ 10,922	$	12,920
Computer equipment	83,406	67,155	16,251		21,834
Leasehold improvements	17,086	4,515	12,571		12,983
Office equipment	105,879	63,553	42,326		50,313
Plant equipment	1,615,828	852,732	763,096		948,661
	$ 1,851,707	$ 1,006,541	$ 845,166	$	1,046,711

4.   **Bank Loan**

	2007	2006
Bank loan bears interest at a rate of U.S. prime plus 1%, interest only payments, matured on November 25, 2006. The bank has extended this loan until May 26, 2007. The bank loan is secured by a general security agreement. The approved credit is to a maximum of $500,000 USD.	$ 577,300	$ 584,941

5.   **Long-Term Debt**

	2007	2006
Equipment loan, repayable in monthly Instalments of $5,461, including principal and interest at prime plus 1%, matures June 24, 2009 and is secured by equipment with a carrying amount of $763,096	$ 138,851	$ 154,281
Less current portion	138,851	154,281
	$ ---	$ ---

Principal instalments required to be paid over the remaining three years are as follows:

2007	$ 40,703
2008	59,596
2009	38,552
	$ 138,851

(Expressed in Canadian Dollars)

Bank Loan and Equipment Loan (Continued)

The loan agreement for the bank loan (Note 6) and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels. As at March 31, 2007, the Company was not in compliance with these requirements. Consequently, the equipment loan and bank loan could be repayable on demand and has been classified as current liabilities.

6. **Share Capital**

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

On February 6, 2007, the Company issued 6,000,000 units at a price of $0.05 per Unit for net proceeds of $291,891 (net of legal fees of 8,109). Each Unit is comprised of one common share and one Common Share purchase warrant. Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing. All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

For the share purchase warrants issued pursuant to the private placement , the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares ($157,914) and warrants ($133,977) issued. The fair value of each warrant was estimated using the Black-Scholes fair value option pricing model with the following weighted average assumptions:

Annualized volatility	186%
Risk-free interest rate	4.15%
Expected life of warrants in years	2.0 years
Dividend rate	0.0%

On March 6, 2007, the Company received acceptance by the TSX Venture Exchange with respect to a debt settlement transaction of an aggregate of 3,172,208 common shares of the Company (the “Common Shares”) ranging in price from $0.05 to $0.10 per Common Share for total debt of $171,438. The Common Shares are subject to a restricted period and can not be traded for a four (4) month period expiring on July 7, 2007.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2007

6.   **Share Capital** (continued)

Summary of Common Shares Issued and Outstanding:

Balance, December 31, 2006	25,237,740
Issuance of Private Placements detailed above	**6,000,000**
Exercise of warrants	**2,072,991**
Exercise of Stock Options	**1,679,500**
Settlement of outstanding debt	**3,172,208**
Balance, March 31, 2007	**38,162,439**

Stock-Based Compensation Plan

a)   Summary of the stock option transactions are as follows:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2006	2,580,700	0.10
Granted at $0.10	**2,100,000**	**0.10**
Granted at $0.18	**1,400,000**	**0.18**
Conversion to common shares	**(1,679,500)**	**0.10**
Cancelled	**(467,200)**	**0.10**
Balance at March 31, 2007	**3,934,000**	**$ 0.10**

During the quarter, the Company granted stock options as follow:

i)   The Company granted 1,200,000 stock options to an officer of the Company and consultants on January 11, 2007, exercisable at $0.10. The stock options to consultants expire on January 11, 2009, and the stock options to an officer of the Company expire on January 11, 2012.   1,000,000 stock options vest in 30 days and 200,000 to one consultant vest on the basis of 25% immediately upon grant, 25% in six months, 25% in twelve months, and the remaining 25% in eighteen months.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2007

6. **Share Capital** (continued)

ii) The Company granted 1,400,000 stock options to various consultants to the Company on February 1, 2007, exercisable at $0.18, which expires on February 1, 2009, exercisable at $0.10. These options vest in 30 days.

iii) The Company granted 800,000 stock options to directors and officer of the Company and 100,000 stock options to a consultant, on March 12, 2007, exercisable at $0.10, which expires on March 12, 2009, exercisable at $0.10. These options vest in 30 days

b) The following table summarizes information about stock options outstanding at March 31, 2007:

2006					
	Options Outstanding			Options Exercisable	
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price	
234,000 $	0.10	2.0	171,500 $	0.10	
200,000	0.10	0.1	200,000	0.10	
1,000,000	0.10	1.7	1,000,000	0.10	
200,000	0.10	1.7	50,000	0.10	
1,400,000	0.18	1.8	1,400.000	0.18	
900,000	0.10	1.9	---	0.10	

Summary of Stock options expense for the Stock options issued in the first quarter:

i) 1,200,000 options to an officer and consultants	48,807
ii) 1,400,000 options to consultants	216,863
iii) 900,000 options to directors and officer	59,828
	325,498

During the first quarter ended March 31, 2007, the Company recognized $ 392,985 (2006 - $nil) in stock-based compensation expense. This balance includes $67,487, unrecognized stock based compensation expense for stock options issued in December 2006. In addition, at March 31, 2007, the Company has $119,132 of unrecognized stock based compensation expense for the non-vested stock options.

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions: interest rate - 4.20%, average expected volatility - 182%, with an expected life of the options.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2007

7. **Net Loss per Common Share**

Loss per share was calculated as follows:

	2007	2006
Numerator:		
Net loss from continuing operations	$ (803,936)	$ (22,551)
Net loss from discontinued operations	(16,715)	(52,679)
Net loss	$ (820,651)	$ (75,230)
Denominator:		
Basic and diluted weighted average common shares outstanding	31,387,424	18,885,456

Loss per common share:

	2007	2006
Continuing operations	$ (0.025)	$ (0.001)
Discontinued operations	(0.001)	(0.003)
Total	$ (0.026)	$ (0.004)

Diluted net loss per common share is calculated using the treasury stock method. The effects of the potential exercise of options and conversion of the convertible debentures are anti-dilutive for the first quarter ended March 31, 2007 and 2006 and were excluded from the calculation of diluted net loss per common share.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2007

8. **Discontinued Operations**

At December 31, 2006, as a result of continued losses and Everwood's inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to manage costs and to focus its efforts in developing the McAdoo Nylon Reclamation Project in Kingston, Ontario.

Summary of Discontinued Operations are as follow:

	January 1 – March 31, 2007	December 31, 2006
Revenues	---	8,244
Cost of Sales	---	127,088
Expenses	16,715	289,983
Net loss	(16,715)	(408,827)

Summarized Balance Sheets of the Discontinued Operation are as follow:

	March 31, 2007	December 31, 2006
Current Assets	10,737	10,338
Equipment	---	---
Current Liabilities	128,236	129,822

Summarized Statement of Cash flows:

	January 1 – March 31, 2007	January 1 - March 31, 2006
Operating Activities		
Net income (loss)	$ (16,715)	$ (52,679)
Add back for items not involving cash	---	3,174
Net change in non-cash working capital	(1,985)	(11,780)
Cash provided by (used in) operating activities	(18,700)	(61,285)
Cash provided by (used in) discontinued operations	$ (18,700)	$ (61,285)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2007

9. **Supplemental Cash Flow Information**

	January 1 to March 31, 2007	January 1 to March 31, 2006
Interest paid	$ **16,850**	$ 16,620

10. **Subsequent Events**

On May 25, 2007, the Company completed a non-brokered offering of 3,000,000 units ("Units") at a price of $0.10 per Unit for gross proceeds of $300,000 by way of a private placement (the "Private Placement"). Each Unit comprises of one common share ("Common Share") and one Common Share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share at a price of $0.40 per Common Share for a period of two years following the date of closing. The Company intends to use the proceeds from the Private Placement for general working capital purposes.

In addition, the variable interest entity, PolyRan Reclamation Inc., completed a share subscription of 100,000 convertible shares of Poly-Ran for gross proceeds of $100,000. The Company intends to use the proceeds to further test and develop the McAdoo Nylon Reclamation Project in Kingston, Ontario and for general working capital purposes.

11. **Financial Instruments**

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the Company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The Company has its customers insured and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, debentures, bank loan and long-term debt. As at March 31, 2007, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt, bank loan balances to be received and paid in foreign currency are subject to foreign exchange risk.

Interest Rate Risk

The Company's debentures payable are subject to interest rate price risk and the Company's bank loan and long-term debt is subject to interest rate cash flow risk.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2007

12. **Segmented Information**

Poly-Pacific International Inc. has two reportable segments, plastic media and plastic lumber. These segments are business units that offer different products and operate in different geographic areas. The plastic media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A. The discontinued segment in Ontario, Canada, obtained recycled plastic material and used this material to produce plastic lumber for agricultural use.
.

	Plastic Blasting Media And Corporate		Plastic Lumber		Total	
	January 1 to March 31, 2007	January 1 to March 31, 2006	**January 1 to March 31, 2007**	January 1 to March 31, 2006	**January 1 to March 31, 2007**	January 1 to March 31, 2006
Assets	$ 1,318,626	$ 2,111,758	$ 10,737	$ 73,585	$ 1,329,363	$ 2,185,343
Long-lived assets in Canada	13,689	19,083	---	60,235	13,689	79,318
Long-lived assets outside of Canada	831,477	967,393	---	---	845,166	967,393
Sales in Canada	---	---	---	---	---	---
Sales outside of Canada	246,380	508,742	---	5,836	246,380	514,578
Sales	246,380	508,742	---	5,836	246,380	514,578
Segment profit (loss)	(803,936)	(22,551)	(16,715)	(52,679)	(820,651)	(75,230)
Amortization: Property, plant and equipment	29,785	36,984	---	3,596	29,785	40,580
Interest expense	16,850	16,620	---	---	16,850	16,620
Income tax expense (recovery)	---	---	---	---	---	---
Capital expenditures	---	---	---	---	---	---

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
March 31, 2007

13. **Differences Between United States and Canadian Generally Accepted Accounting Principles**

The interim consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada. Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	March 31, 2007	December 31, 2006
Additional Paid In Capital		
Balance under U.S. GAAP	$ 1,171,781	$ 778,796
Adjustment for stock compensation for employees (a)	(58,396)	(58,396)
Balance under Canadian GAAP	$ 1,113,385	$ 720,400
Accumulated Comprehensive Income		
Balance under U.S. GAAP	$ 53,195	$ 53,195
Translation adjustments (b)	(53,195)	(53,195)
Balance under Canadian GAAP	$ ---	$ ---
Deficit		
Balance under U.S. GAAP	$ (4,852,185)	$ (4,031,534)
Translation adjustment (b)	53,195	53,195
Cumulative adjustment of prior year's differences	58,397	58,396
Balance under Canadian GAAP	$ (4,740,593)	$ (3,919,943)

	January to March 31, 2007	January 1 to March 31, 2006
Effect on consolidated statement of operations		
Net loss under U.S. GAAP	$ (820,651)	$ 75,230
Net loss under Canadian GAAP	$ (820,651)	$ 75,230
Basic loss per share - Canadian GAAP	$ (0.026)	$ (0.004)

There are no differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

---

13.   Differences Between United States and Canadian Generally Accepted Accounting Principles
(Continued)

a) Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002. Prior to this, no stock based compensation expense was required to be recorded.

b) Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded in retained earnings rather than as comprehensive income.

14.   **Comparative figures**

Comparative figures have been restated to conform with the statement presentation adopted for the current year.

POLY-PACIFIC INTERNATIONAL INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2007

The following Management and Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's audited consolidated financial statements and related notes, for the first quarter ended March 31, 2007. All dollar amounts are expressed in Canadian funds unless otherwise stated. The annual consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. The effective date of this report is May 30, 2007.

Overview:

History and nature of Business:

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") is in the recycling business and under the trade name MultiCut^{TM}, Poly-Pacific produces plastic media blast (PMB) from scrap plastic. Designed for the rapid removal of paints and coatings from sensitive surfaces, PMB may be used on aircrafts, automobiles, composites, and electronic components. PMB is a proven, environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials. Everwood Agricultural Products International Inc. ("Everwood"), a wholly owned subsidiary, recycles the spent media and disposed plastic containers into plastic lumber for the agricultural industry.

Poly-Pacific Technologies Ltd ("PPT")., a wholly owned subsidiary of the Company, is a key player in the Green Industry and a leading manufacturer of plastic media blast and plastic lumber. Poly-Pacific Technologies Ltd. is an ISO 9001:2000 company. It continues to develop its customer base through direct marketing and an expanding network of distributors in the United States, Asia, and Europe.

POLY-PACIFIC INTERNATIONAL INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2007

The consolidated financial statements for the first quarter ended March 31, 2007, include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. ("Everwood"), Poly-Pacific Technologies Inc. ("PPT"), and PolyRan Reclamation Inc ("Poly-Ran") a variable interest entity in which the Company is the primary beneficiary.   As discussed later on this report, at December 31, 2006, Everwood has been classified as a discontinued operation. All inter-company transactions were eliminated on consolidation

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended March 31, 2007:

	First quarter of the year ended December 31, 2007 and the Q2-Q4 for the first quarter ended December 31, 2006				First quarter of the year ended December 31, 2006 and the Q2-Q4 for the first quarter ended December 31, 2005			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues from continuing operations ($)	246,380	260,037	297,831	389,667	508,742	353,316	447,938	788,915
Loss from continuing operations – ($)	(787,086)	(631,261)	(736,368)	(168,563)	(22,551)	(717,385)	(174,772)	(155,802)
Income (loss) from discontinuing operations – ($)	(16,715)	(204,896)	(53,046)	(101,115)	(52,679)	(40,519)	3,344	(21,408)
Basic and diluted earnings (loss) per share from continuing operations - ($)	(0.025)	(0.028)	(0.032)	(0.007)	(0.001)	(0.057)	(0.014)	(0.013)
Basic and diluted earnings (loss) per share – ($)	(0.026)	(0.036)	(0.034)	(0.012)	(0.004)	(0.060)	(0.014)	(0.015)

Results of Continuing Operations

Overall, the Company recorded a consolidated net loss of $803,936 ($0.025 per common share) for the first quarter ended March 31, 2007 as compared with a consolidated net loss of $22,551 ($0.001 per common share) for the first quarter ended March 31, 2006. The large increase in the consolidated loss for 2006 as compared to 2005 was primarily attributable to the stock based compensation for the stock options issued during the quarter to directors, officer, and consultants of the Company.   There has also been a significant decrease in sales of plastic media due to declining US economy, increased competitive forces and decrease in sales of agricultural products in 2007 as compared to 2006.

Revenues and Direct Costs of continuing operations

Revenues for first quarter ending March 31, 2007 were $246,380 as compared to $509,742 for the first quarter ending March 31, 2006.   As described above, the decrease in revenue for first quarter ended March 31, 2007 by $262,362 was primarily attributable to the decrease in sales of plastic media due to declining US economy and declining gross margins due to competitive pressures within plastic media industry and decrease in sales of agricultural products since October 2005.   In addition, due to decreased working capital and due to some legal disputes with certain transport and freight companies, the Company was not able to service some clients properly and thus losing potential revenues from these and other clients.   In addition, the Company closed its Everwood operations at December 31, 2006 and thus did not have any sales of Agricultural posts in 2007 as compared to the same period in 2006.

Gross margins for the first quarter March 31, 2007 was 35.8% as compared to 50.4% for first quarter ended March 31, 2006. The large decrease in gross margin is because a significant amount of Company's inventory was written-off resulting in a large increase in the direct costs balance, thus decreasing gross profit. In the past, this inventory had been carried on the books at the cost of production and it was believed that there was an active market for this slow-moving or obsolete inventory; however, after a detailed re-evaluation of this inventory by the new management team and its potential sales market for such inventory, it was written down to a its net realizable value.   Management intends to assess the value of inventory on quarterly basis and may write-off additional inventory to its net realizable value, as warranted in the future.

Operating Expenses of the continued operations:

Overall, operating expenses were $875,214 for the first quarter March 31, 2007 compared to $262,278 for the first quarter period ended March 31, 2006. The changes in operating expenses for the first quarter ending March 31, 2007 are attributed to the following:

General and administrative (G&A) expenses increased by $121,712 from $136,167 to $257,879 for the first quarter ended March 31, 2007.   This is increase is mainly attributable to payments to various consultants providing administration services, business development, investor relations and other services to the Company in 2007 as compared to the same period in 2006.

The stock based compensation expense of $392,985 relates to stock options issued to directors, officer, and consultants of the Company. In 2006, there was no stock options issued or any stock options that vested during that period.   The stock based compensation expense includes an expense of $325,498 for the options granted in the first quarter of 2007 and an unrecognized stock based compensation expense of $67,487 for the stock options issued in December 2006.

Occupancy costs increased by $44,304 from $40,617 to $84,921 as the Company incurred additional expenses for repairs and maintenance to their premises and for increased utilities and property tax payments in 2007 as compared to the same period in 2006.

Professional fees increased by $20,791 from $33,905 to $54,696 as the Company incurred additional legal fees in relation to issuance of stock options, private placements, and other corporate matters relating to acquisition of McAdoo Nylon Reclamation Project in Kingston, Ontario in 2007 as compared to the same period in 2006.

Amortization of property, plant and equipment decreased by $7,621 from $37,406 to $29,785. There were no additions or disposals of any capital assets during the first quarter.

Management fees, paid to a corporation controlled by a former director, decreased to $nil for the first quarter ended March 31, 2007 from $16,660 in the first quarter ended March 31, 2006. The former director resigned from the Company in August 2006 and no management fees were paid to him as result of his resignation.

Foreign exchange loss for first quarter ended March 31, 2007 was $21,945 as compared to a gain of 32,689 for the same period in 2006. The change is due to timing differences (difference in the amount recorded as compared to the amount paid and when the funds were transferred from one company to another) in the foreign exchange rate between the Canadian dollar and the US dollar.

Income taxes:

The Company had a $nil balance for current taxes due to losses for first quarter ended March 31, 2007.

Discontinued Operations:

At December 31, 2007, as a result of continued losses and Everwood's inability to obtain an adequate supply of raw materials to make posts and to attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to reduce costs and to focus its efforts in developing McAdoo Nylon Reclamation Project in Kingston, Ontario.

Results of discontinued operations:

The net loss for the discontinued operation was $16,715 as the Company incurred certain unrecognized expenses after the measurement date (December 31, 2006) for these discontinued operations.

Non-controlling interest of variable interest entity:

During 2006, Company's President incorporated a new company, PolyRan Reclamation Inc. ("Poly-Ran"), which is controlled by him and other shareholders to raise funds to develop McAdoo Nylon Reclamation Project in Kingston, Ontario ("Kingston project") with the Company. At December 31, 2006 and March 31, 2007, the Poly-Ran was determined to be a variable interest entity as the Company is deemed to be the beneficiary. Poly-Ran had a total share subscription (capital) of $305,589, which was accounted as a non-controlling interest. During 2006, $264,000 was transferred to the

Company to fund general working capital of the Company and to finance the testing the Kingston project to various engineering consultants.

Subsequent to the quarter, additional $25,000 was also transferred to fund general working capital of the Company.

Although the full terms of the Poly-Ran relationship with the Company and the existing shareholders of the Company have not been finalized, the shareholders of both the Companies will share equally or in other agreed amounts in the Kingston project development costs and eventual any profits and losses.

Change in Accounting Policy

Stock-based compensation
Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R). The adoption of this policy did not have a material effect on the Company's financial position and results of operations.

As a result of issuance of these stock options during the first quarter as described below in the Share Capital section of this report, the Company recognized $47,626 in stock-based compensation expense for the first quarter ended March 31, 2007

Contingencies

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant. In the opinion of management, the ultimate resolution of any current lawsuits would not have a material effect on the financial position or results of operations of the Company. As at the date of these consolidated financial statements, outstanding claims against the Company amount to $228,871, however, the likelihood of payment of these claims cannot be determined at this time and have not been accrued in the consolidated financial statements.

In addition, a subsidiary of the Company has a claim against it and a consent judgement has been entered into in the amount of $53,554. This amount has been included in accounts payable and accrued liabilities of the discontinued operations.

Going Concern

The Company incurred a net loss for the first quarter ended March 31, 2007 of $820,651 with a total accumulated deficit of $4,852,185. There is substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a "going concern" is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity. Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations. The outcome of this matter cannot be determined at this time.

Management is aware that it needs to increase revenues in order to cover its operating expenses and become profitable and has established business and marketing plans to achieve this objective. Additional funding may be required to fully achieve meeting the targets set under the business and marketing plans. Management is actively seeking new financing alternatives, either through debt or equity financing.

As described in the Share Capital section below and in the subsequent events note in the financial statements, subsequent to the quarter, the Company was able to secure additional financing through private placements for the Shares of the Company and of PolyRan Reclamation Inc, a variable interest entity.

Liquidity and Capital Resources

Working capital deficiency as at March 31, 2007 was $139,377 as compared to working capital deficiency of $585,310 as at December 31, 2006. This increase in the working capital deficiency is due to increase in accounts and other receivables, and a decrease in accounts payable.

The Company's cash position increased to Cash of $53,309 at March 31, 2007 from a bank indebtedness of $2,144 as at December 31, 2006 due to the issuance of common shares. The Company used $520,543 to fund continuing operations and used $18,700 to fund discontinued operation, and received cash of $592,752 from financing activities for the first quarter ended March 31, 2007. During the first quarter, the Company did not use or receive any funds from investing activities.

In addition, the loan agreement for the bank loan and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels. As at March 31, 2007, the Company was not in compliance with these requirements. Consequently, the equipment loan could be repayable on demand and has been classified as current liability.

POLY-PACIFIC INTERNATIONAL INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2007

The Bank is in process of doing a financial assessment of the Company's subsidiary, PPT, and has not yet determined as to whether it will renew or extend the bank and equipment loan.   In case, these loans are not renewed, the carry values of assets, in particular, the capital assets, may need to evaluated to a write-down to fair value. Management is not able to make this determination at this time and will assess this the second quarter.

Capital commitments:

The Company has no significant commitments for property and equipment expenditures for 2007. The Company has forecasted that any property and equipment expenditures incurred in 2007, based on future needs, will be funded from working capital and/or from operating or capital leases.

Transactions with related parties

During the first quarter, management fees of $nil as compared to $16,600 for 2006 were paid to a corporation under significant influence of one of the Company's former directors.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:
As at March 31, 2007, the numbers of issued common shares are 38,162,439 as compared to 25,237,740 as at December 31, 2006. No preferred shares have been issued.

Summary of Common Shares Issued and Outstanding:

Balance, December 31, 2006	25,237,740
Issuance of Private Placements detailed above	6,000,000
Exercise of warrants	2,072,991
Exercise of Stock Options	1,679,500
Settlement of outstanding debt	3,172,208
Balance, March 31, 2007	38,162,439

POLY-PACIFIC INTERNATIONAL INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2007

On February 6, 2007, the Company issued 6,000,000 units at a price of $0.05 per Unit for net proceeds of $291,891 (net of legal fees of 8,109).   Each Unit is comprised of one common share and one Common Share purchase warrant.   Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two years following the date of closing.   All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007. The net proceeds of private placements were used for general working purposes.

For the share purchase warrants issued pursuant to the private placement , the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares ($157,914) and warrants ($133,977) issued.   The fair value of each warrant was estimated using the Black-Scholes fair value option pricing mode

Stock-Based Compensation Plan

    a)   Summary of the stock option transactions are as follows:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2006	2,580,700	0.10
Granted at $0.10	2,100,000	0.10
Granted at $0.18	1,400,000	0.18
Conversion to common shares	(1,679,500)	0.10
Cancelled	(467,200)	0.10
Balance at March 31, 2007	3,934,000 $	0.10

During the quarter, the Company granted stock options as follow:

The Company granted 1,200,000 stock options to an officer of the Company and consultants on January 11, 2007, exercisable at $0.10. The stock options to consultants expire on January 11, 2009, and the stock options to an officer of the Company expire on January 11, 2012.   1,000,000 stock options vest in 30 days and 200,000 to one consultant vest on the basis of 25% immediately upon grant, 25% in six months, 25% in twelve months, and the remaining 25% in eighteen months.

i) The Company granted 1,400,000 stock options to various consultants to the Company on February 1, 2007, exercisable at $0.18, which expires on February 1, 2009, exercisable at $0.10.   These options vest in 30 days.

ii) The Company granted 800,000 stock options to directors and officer of the Company and 100,000 stock options to a consultant, on March 12, 2007, exercisable at $0.10, which expires on March 12, 2009, exercisable at $0.10. These options vest in 30 days

b) The following table summarizes information about stock options outstanding at March 31, 2007:

		2006			
	Options Outstanding			Options Exercisable	
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price	
234,000 $	0.10	2.0	171,500 $	0.10	
200,000	0.10	0.1	200,000	0.10	
1,000,000	0.10	1.7	1,000,000	0.10	
200,000	0.10	1.7	50,000	0.10	
1,400,000	0.18	1.8	1,400.000	0.18	
900,000	0.10	1.9	---	0.10	

Summary of Stock options expense for the Stock options issued in the first quarter:

i)	1,200,000 options to an officer and consultants	48,807
ii)	1,400,000 options to consultants	216,863
iii)	900,000 options to directors and officer	59,828
		325,498

During the first quarter ended March 31, 2007, the Company recognized $ 392,985 (2006 - $nil) in stock-based compensation expense.   This balance includes $67,487, unrecognized stock based compensation expense for stock options issued in December 2006.   In addition, at March 31, 2007, the Company has $119,132 of unrecognized stock based compensation expense for the non-vested stock options.

.

Subsequent Events

On May 25, 2007, the Company completed a non-brokered offering of 3,000,000 units ("Units") at a price of $0.10 per Unit for gross proceeds of $300,000 by way of a private placement (the "Private Placement"). Each Unit comprises of one common share ("Common Share") and one Common Share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share at a price of $0.40 per Common Share for a period of two years following the date of closing.   The Company intends to use the proceeds from the Private Placement for general working capital purposes.

In addition, the variable interest entity, PolyRan Reclamation Inc., completed a share subscription of 100,000 convertible shares of Poly-Ran for gross proceeds of $100,000. The Company intends to use the proceeds to further test and develop the McAdoo Nylon Reclamation Project in Kingston, Ontario and for general working capital purposes.

Financial Instruments

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the Company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The Company has its customers insured and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, debentures, bank loan and long-term debt. As at March 31, 2007, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt, bank loan balances to be received and paid in foreign currency are subject to foreign exchange risk.

Interest Rate Risk

The Company's debentures payable are subject to interest rate price risk and the Company's bank loan and long-term debt is subject to interest rate cash flow risk.

Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure. The Company's Acting Chief Executive Officer and Acting Chief Financial Officer have concluded, based on their evaluation as of the date of this Management's Discussion and Analysis that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.   It should be noted that while the Company's Acting Chief Executive Officer and Acting Chief Financial Officer believe that disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures would prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Further, because the Company is a registrant under US securities legislation, the Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for assessing the effectiveness of the internal controls over financial

POLY-PACIFIC INTERNATIONAL INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2007

reporting or causing them to be assessed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and United States generally accepted accounting principles.

As of March 31, 2007, the Company has assessed the design of its internal controls over financial reporting and during this process management identified the following material weaknesses:

a) Due to limited staff, the Company is not able to achieve complete segregation of incompatible duties and achieve a formal authorization and approval process for transactions and payments. In order to compensate for this weakness, the Acting Chief Executive Officer and Acting Chief Financial Officer along with senior management oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements.

b) Bank reconciliations currently are not performed or reviewed on monthly basis. Management intends to implement policies and procedure requiring bank reconciliations be prepared, reviewed and approved on a monthly basis.

c) Due to limited staff, the Company's finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.   In addition, certain government filings (e.g. GST returns) are often filed late.   Management intends to implement policy and procedures to ensure government filings are filed on time.

d) There is a lack of control over the retention of some supporting documents. Management intends to centralize accounting function in one office and implement policies and procedures to ensure proper retention of supporting documentation.

There were no changes in the Company's internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.   For additional detail on the Company's assessment of internal controls over financial reporting, refer to the management's discussion and analysis for the year-ended December 31, 2006.

It should be noted that while the Company's Acting Chief Executive Officer and Acting Chief Financial Officer believe that internal control over financial reporting provides a reasonable level of assurance, they do not expect that the internal controls over financial reporting would prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

POLY-PACIFIC INTERNATIONAL INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2007

Risks and uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favorable terms. If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution. If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

The Company has experienced an operating loss for the first quarter ended March 31, 2007 and for fiscal years 2006 and 2005. There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

Additional information

The Company's publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)'s website on www.sec.gov/edgar.shtml

Forward-looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the Company's lack of profitability, dependence on key personnel, technology advancements, additional long-term capital requirements and its stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **RANDY HAYWARD**, *President, Acting Chief Executive Officer and Acting Chief Financial Officer* of Poly-Pacific International Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Poly-Pacific International Inc. (the issuer) for the quarter ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a). designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    b). designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2006

Signed
"Randy Hayward"

Randy Hayward
President,
Acting Chief Executive Officer, and
Acting Chief Financial Officer